

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Bob Pragada
Chief Executive Officer
Amazon Holdco Inc.
600 William Northern Blvd
Tullahoma, Tennessee 37388

>   **Re: Amazon Holdco Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form 10**
>   **Submitted May 10, 2024**
>   **CIK No. 0002011286**

Dear Bob Pragada:

   We have reviewed your amended draft registration statement and have the following comment(s).

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form 10

Unaudited Pro Forma Condensed Combined Financial Information, page 92

1.   Please revise the pro forma balance sheet to reflect the new capital structure of the registrant (i.e., common stock, additional paid-in capital and retained earnings) and disclose the number of shares authorized, issued and outstanding on a pro forma basis. Also, revise the pro forma statements of operations to present earnings per share information.

Bob Pragada
Amazon Holdco Inc.
June 4, 2024
Page 2

Description of the SpinCo Business
Our Market Opportunities, page 102

2.   We note your response to prior comment 3. In order to provide additional context to investors, please revise this section to more clearly indicate the revenue you derive from each of the listed core capability markets. For example, where you discuss the budget requests of government entities with which you have worked in the past, please provide disclosure regarding the value of your prior or current agreements with such entity. Our concern is that, without the requested additional context, the budget request amounts could be misunderstood by some investors to suggest that such amounts are what you anticipate receiving as revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the SpinCo Business
Non-GAAP Measures, page 139

3.   Please disclose in greater detail here and on page 153 the reasons why you believe each specific non-GAAP measure presented provides useful information to investors. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

4.   You disclose here and on page 153 that adjusted net revenues are defined as GAAP revenues less non-labor direct billable expenses. You then reconcile from GAAP revenues to adjusted net revenues by deducting pass-through revenues, which is inconsistent with your earlier definition. Please advise or revise. Also, tell us and disclose (a) the average profit margin on non-labor direct billable expenses in each period presented and (b) how any profit margin on non-labor direct billable expenses is treated in arriving at adjusted net revenues, adjusted EBITDA and adjusted EBITDA margin. In doing so, also explain your rationale for this treatment.

Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan J. Fishman